Exhibit 2.2
AGREEMENT AND PLAN OF MERGER
of
PIONEER NATURAL RESOURCES USA, INC.
PIONEER SOUTHWEST ENERGY PARTNERS USA LLC
PIONEER RETAINED PROPERTIES COMPANY LLC
and
PIONEER LIMITED NATURAL RESOURCES PROPERTIES LLC
     This Agreement and Plan of Merger (this “Plan of Merger”) is made as of [___], 2007, pursuant to Title 1, Section 10.003 and 10.004 of the Texas Business Organizations Code, by and among Pioneer Natural Resources USA, Inc., a Texas corporation (“Pioneer USA”), Pioneer Southwest Energy Partners USA LLC, a Texas limited liability company (the “Operating Company”), Pioneer Retained Properties Company LLC, a Texas limited liability company (“Retained Company”), and Pioneer Limited Natural Resources Properties LLC, a Texas limited liability company (“Properties LLC”, and together with Pioneer USA, the Operating Company and Retained Company being sometimes collectively referred to as the “Parties” and individually as a “Party”).
     1. Defined Terms. Capitalized terms used herein but not otherwise defined will have the following respective meanings:
     “AAA” means the American Arbitration Association.
     “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of Voting Securities, by contract or otherwise.
     “Agreed Interest Rate” means LIBOR plus two percent (2%) per annum.
     “Articles of Merger” has the meaning given to such term in Section 4(d) of this Plan of Merger.
     “Asset Records” means all lease files, land files, well files, oil, gas and natural gas liquids sales contract files, gas processing files, division order files, abstracts, title opinions, land surveys, cores, logs, geological and geophysical information, maps, hazard surveys, engineering data and reports, production records, reserve studies and evaluations, and other books, records, data, files, maps, and accounting records, in each case only to the extent related to the Assets, or used or held for use in connection with the ownership, use, maintenance, or operation thereof.
     “Assets” means an undivided ___percent ([x]%) of Pioneer USA’s and Properties LLC’s right, title and interest in and to the following assets with respect to the Wellbores, Leases and Mineral Interests contained on Schedules A, B and C, respectively, and an undivided ___percent ([y]%) of Pioneer USA’s and Properties LLC’s right, title and interest in and to the following assets with respect to the Wellbores, Leases and Mineral Interests contained on Schedules D, E and F, respectively, except to the extent constituting Excluded Assets:

     (a) the Wellbores, together with all rights to operate, maintain, and produce, receive, sell, or dispose of production from the Wellbores, insofar and only insofar as to the Assigned Depths, together with a vertical easement extending an additional one hundred feet (100’) beyond the Assigned Depths for operating purposes only;
     (b) the Leases, insofar and only insofar as such Leases cover rights in the Wellbores located thereon, including both leasehold interests and overriding royalty interests in the Leases;
     (c) subject to the term limitations set forth in Section 10, the Mineral Interests, insofar and only insofar as such Mineral Interests cover rights in the Wellbores located thereon;
     (d) the Contracts, insofar and only insofar as they may be useful to the Operating Company to operate and maintain the Wellbores from the Assigned Depths, and to produce, receive, sell, or dispose of all Hydrocarbons produced from the Assigned Depths, through each Wellbore;
     (e) the Equipment;
     (f) Hydrocarbons produced from the Assigned Depths through each Wellbore after the Effective Time;
     (g) the Surface Rights, insofar and only insofar as they may be useful to the Operating Company to operate and maintain the Wellbores from the Assigned Depths, and to produce, receive, sell, or dispose of all Hydrocarbons produced from the Assigned Depths, through each Wellbore; and
     (h) subject to Section 11(p), the Asset Records.
     “Assigned Depths” means as to each Wellbore, those rights from the surface to the deepest existing perforation in such Wellbore as of the Effective Time.
     “Assumed Liabilities” means any and all duties, claims, damages, expenses, fines, penalties, costs (including attorneys’ fees and expenses), liabilities, and obligations (i) attributable to or resulting from the ownership or operation of the Assets from and after the Effective Time under any Contract, Governmental Authorization, or Lease, (ii) imposed by any Legal Requirement relating to the Assets, other than any violations of any Legal Requirement prior to the Merger Effective Time and other than as set forth in clause (v) below, (iii) for plugging, abandonment, and surface restoration of the Wellbores, (iv) from any act, omission, event, condition, or occurrence accruing subsequent to the Effective Time relating to the Assets, other than any violation of any Legal Requirement prior to the Merger Effective Time, and (v) attributable to all liabilities under Environmental Laws relating to the Assets. Liabilities which constitute both liabilities attributable to the Excluded Assets and/or Retained Assets, and Assumed Liabilities attributable to the Assets, shall be reasonably and fairly apportioned between Assumed Liabilities for which the Operating Company is responsible and liabilities with respect to the Excluded Assets and/or Retained Assets for which Pioneer USA and Retained Company are responsible.

     “Business Day” means any day other than a Saturday, Sunday, or any other day on which commercial banks in the United States of America are authorized or required by law or executive order to close.
     “Code” has the meaning given to such term in Section 11(q) of this Plan of Merger.
     “Contemplated Transactions” means all of the transactions contemplated by this Plan of Merger, including:
     (a) the allocation to and vesting of the Assets in Operating Company;
     (b) the merger of Properties LLC with and into Retained Company;
     (c) the execution, delivery, and performance of all instruments and documents required under this Plan of Merger;
     (d) the performance by the Parties of their respective obligations under this Plan of Merger; and
     (e) the Operating Company’s acquisition, ownership, and exercise of control over the Assets.
     “Contract” means any valid and subsisting contract, agreement, or instrument by which any of the Wellbores are bound, or that directly relates to or is otherwise directly applicable to any of the Wellbores, including operating agreements, unitization, pooling and communitization agreements, declarations, and orders, joint venture agreements, farmin and farmout agreements, production handling agreements, exploration agreements, participation agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of Hydrocarbons, or processing agreements, to the extent applicable to the Wellbores or the production of Hydrocarbons from the Wellbores.
     “Dispute” has the meaning given to such term in Section 11(o) of this Plan of Merger.
     “Downward Adjustment” means the sum of (i) the aggregate amount of (a) proceeds received by Pioneer USA and Properties LLC from the sale of Hydrocarbons produced from and attributable to the Assets from and after the Effective Time for which Operating Company is entitled under Section 9(a), and (b) other proceeds received with respect to the Assets for which Operating Company would otherwise be entitled under Section 9(a), (ii) Pioneer USA’s and Properties LLC’s shares of estimated ad valorem taxes through the Effective Time, (iii) the amount of any other downward adjustment mutually agreed upon by the parties, and (iv) the amount Pioneer USA and Properties LLC are overproduced with respect to the Assets as of the Effective Time times $6.50 per MCF (or, with respect to oil Imbalances, $70.00 per barrel).
     “Effective Time” means [          ] 1, 2007 at 7:00 a.m., Central Time.
     “Environmental Laws” means all federal, state, and local laws, statutes, rules, regulations, orders, and ordinances, legally enforceable requirements, and rules of common law, now or hereafter in effect, relating to the protection of the environment (including any natural resource damages, any generation, use, storage, treatment, Release, or threatened Release of Hazardous Substances, into the indoor or outdoor environment, and any exposure of any Person or property to Hazardous Substances), including the federal Comprehensive Environmental Response, Compensation, and Liability Act, the Superfund Amendments Reauthorization Act, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act, the Oil Pollution Act, the Safe Drinking Water Act, the Hazardous Materials Transportation Act and all other environmental conservation and protection laws, each as amended from time to time.
     “Equipment” means, with respect to each Wellbore, all subsurface (but only insofar as to the Assigned Depths) and surface tangible personal property, fixtures, and equipment used in connection with the operation of such Wellbore, the production of Hydrocarbons from such Wellbore, or the separating, storing, handling, compressing, dehydrating, treating, and delivery of Hydrocarbons or water produced from such Wellbore, or otherwise associated with production from such Wellbore, but excluding any personal property, fixtures, or equipment that (a) is used after or located beyond the point of sale of Hydrocarbons produced from such Wellbore, or (b) as of the Effective Time, has not been charged to the owner(s) of the working interest in such Wellbore.
     “Excluded Assets” means the following assets, which are not included in the Contemplated Transactions:
     (a) (i) all trade credits, accounts receivable, notes receivable, and other receivables attributable to the Assets with respect to any period of time prior to the Effective Time, and (ii) all deposits, cash, checks in process of collection, cash equivalents, and funds attributable to the Assets with respect to any period of time prior to the Effective Time;
     (b) all corporate, financial, legal, personnel, and tax records of Pioneer USA or Properties LLC and records subject to a legal privilege;
     (c) all claims and causes of action of Pioneer USA or Properties LLC arising from acts, omissions, events, or damage to or destruction of property occurring prior to the Effective Time;
     (d) all rights, titles, claims, and interests of Pioneer USA or Properties LLC arising prior to the Effective Time (i) under any policy or agreement of insurance or indemnity, (ii) under any bond, or (iii) to any insurance proceeds or awards;
     (e) all Hydrocarbons produced from or attributable to the Wellbores with respect to all periods prior to the Effective Time, excluding all rights and interests with respect to Imbalances as of the Effective Time, together with all proceeds from or attributable to such Hydrocarbons;
     (f) claims of Pioneer USA or Properties LLC for refund of, or loss carry forwards with respect to, (i) production, ad valorem, or any other taxes attributable to any period prior to the Effective Time or (ii) income or franchise taxes or any other taxes attributable to any of the other Excluded Assets;

     (g) all amounts due or payable to Pioneer USA or Properties LLC as adjustments or refunds under any Contracts with respect to periods prior to the Effective Time, specifically including amounts recoverable from audits under operating agreements, but excluding all rights and interests with respect to Imbalances as of the Effective Time;
     (h) all amounts due or payable to Pioneer USA or Properties LLC as adjustments to insurance premiums related to any period prior to the Effective Time;
     (i) all proceeds, benefits, income, revenues accruing (and any security or other deposits made), and similar rights (tangible and intangible) with respect to (i) the Assets prior to the Effective Time, but excluding all rights and interests with respect to Imbalances as of the Effective Time; and (ii) any of the other Excluded Assets;
     (j) any seismic, geochemical, and geophysical information and data licensed by unaffiliated third parties to Pioneer USA or Properties LLC;
     (k) all of Pioneer USA’s, Properties LLC’s or their respective Affiliates’ intellectual property, including proprietary computer software, patents, trade secrets, copyrights, names, marks, and logos, but not including proprietary seismic, geochemical, and geophysical information and data; and
     (l) all rights below the Assigned Depths.
     “Final Settlement Date” has the meaning given to such term in Section 9(b) of this Plan of Merger.
     “Final Settlement Statement” has the meaning given to such term in Section 9(b) of this Plan of Merger.
     “Governmental Authorization” means any approval, consent, license, permit, registration, variance, exemption, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.
     “Governmental Body” means any:
     (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature;
     (b) federal, state, local, municipal, foreign, or other government;
     (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);
     (d) multi-national organization or body; or

     (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.
     “Hazardous Substances” means any (a) substance that is designated, defined, or classified as a solid waste, hazardous waste, hazardous material, pollutant, contaminant, or toxic or hazardous substance or words of similar meaning or impact, or that is otherwise regulated or as to which liability may arise under any Environmental Law, including any hazardous substance as such term is defined under the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, (b) petroleum, petroleum products, crude oil, oil, gasoline, natural gas, fuel oil, motor oil, waste oil, diesel fuel, jet fuel, and other petroleum hydrocarbons, whether refined or unrefined, or (c) asbestos, whether in a friable or non-friable condition, polychlorinated biphenyls, or radon.
     “Hydrocarbons” means oil, gas, minerals, and other gaseous and liquid hydrocarbons or any combination of the foregoing, produced from and attributable to the Wellbores.
     “Imbalances” means over-production or under-production or over-deliveries or under-deliveries with respect to Hydrocarbons produced from or allocated to the Wellbores, regardless of whether such over-production or under-production or over-deliveries or under-deliveries arise at the wellhead, pipeline, gathering system, transportation system, processing plant, or other location, including any imbalances under gas balancing or similar agreements, production handling agreements, processing agreements, or gathering or transportation agreements.
     “Leases” means the oil, gas, and mineral leases described on Schedules B and E, and all tenements, hereditaments, and appurtenances belonging to such leases.
     “Legal Requirement” means any federal, state, local, municipal, foreign, international, or multinational law, Order, constitution, ordinance, or rule, including rules of common law, regulation, statute, treaty, or other legally enforceable directive or requirement.
     “LIBOR” means, for the day in question or the previous banking day if the day in question is not a banking day, the interest rate per annum (rounded upward to the nearest whole multiple of 1/16 of 1% per annum if such rate is not such a multiple) equal to the rate per annum at which six (6) months deposits in U.S. Dollars are offered by the principal office of JPMorgan Chase Bank, N.A., in London, England, to prime banks in the London interbank market at 11:00 A.M. (London time) on such day.
     “MCF” means one thousand cubic feet and is a measure of gas volume.
     “Merger” has the meaning given to such term in Section 3 of this Plan of Merger.
     “Merger Effective Date” means the day on which the Merger Effective Time occurs.
     “Merger Effective Time” has the meaning given to such term in Section 4(d) of this Plan of Merger.

     “Mineral Interests” means the mineral interests allocated to and vested in the Operating Company under the mineral deeds described on Exhibits C and F, and all tenements, hereditaments, and appurtenances belonging to such mineral interests.
     “Operating Company” has the meaning given to such term in the introduction to this Plan of Merger.
     “Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.
     “Paying Quantities” means quantities sufficient to yield a return to the holders of the operating interest in excess of operating and equipping expenses and costs and severance taxes, including such overhead, depreciation, and other costs and expenses that are legally recognized by Texas law as chargeable against revenues for purposes of determining whether production is in paying quantities, such return to be measured over each calendar quarter.
     “Person” means an individual, corporation, partnership, joint venture, trust, limited liability company, unincorporated organization or any other entity.
     “Pioneer USA” has the meaning given to such term in the introduction to this Plan of Merger.
     “Plan of Merger” has the meaning given to such term in the introduction to this Plan of Merger.
     “Proceeding” means any action, arbitration, audit, hearing, investigation, request for information, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.
     “Properties LLC” has the meaning given to such term in the introduction to this Plan of Merger.
     “Property Costs” means all amounts attributable to the operation and ownership of the Assets reasonably incurred in the ordinary course of business.
     “Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.
     “Representatives” means, with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.
     “Retained Assets” means Pioneer USA’s and Retained Company’s retained undivided interests in (a) the Wellbores, (b) the Leases, (c) the Equipment, (d) Hydrocarbons produced from the Assigned Depths after the Effective Time through each Wellbore, (e) the Contracts, (f) the Surface Rights, and (g) the Asset Records.
     “Retained Company” has the meaning given to such term in the introduction to this Plan of Merger.
     “Rules” means the Commercial Arbitration Rules of the AAA.
     “Surface Rights” means all easements, permits, licenses, servitudes, rights-of-way, surface leases, and other surface rights appurtenant to, and used or held for use in connection with, the Wellbores.
     “Surviving Parties” has the meaning given to such term in Section 3 of this Plan of Merger.
     “Surviving Party” has the meaning given to such term in Section 3 of this Plan of Merger.
     “TBCA” means the Texas Business Corporation Act.
     “TLLCA” means the Texas Limited Liability Company Act.
     “Upward Adjustment” means the sum of (i) the aggregate amount of all non-reimbursed Property Costs which are attributable to the period from and after the Effective Time and which have been incurred and paid by Pioneer USA and Properties LLC with respect to the Wellbores, (ii) any other upward adjustment mutually agreed upon by the Parties, and (iii) the amount Pioneer USA and Properties LLC are underproduced with respect to the Assets as of the Effective Time times $6.50 per MCF (or, with respect to oil Imbalances, $70.00 per barrel).
     “Voting Securities” means securities of any class of a Person entitling the holders thereof to vote in the election of, or to appoint, members of the board of directors or other similar governing body of the Person.
     “Wellbores” means the wellbores of the wells identified on Schedules A and D.
     2. Construction. Unless the context requires otherwise: (a) any pronoun used in this Plan of Merger shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Sections refer to the Sections of this Plan of Merger; (c) references to Exhibits refer to the Exhibits attached to this Plan of Merger, each of which is made a part hereof for all purposes; (d) the terms “include,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (e) the terms “hereof,” “herein” and “hereunder” refer to this Plan of Merger as a whole and not to any particular provision of the Plan of Merger; and (f) references to money refer to legal currency of the United States of America. The headings contained in this Plan of Merger are for reference purposes only, and shall not affect in any way the meaning or interpretation of this Plan of Merger.
     3. Parties; Survivors. The parties to the merger contemplated herein (the “Merger”) shall be the Parties. Each of Pioneer USA, the Operating Company and Retained Company shall survive the Merger (such companies being sometimes collectively referred to as the “Surviving Parties” and individually as a “Surviving Party”). Properties LLC shall cease to exist in the Merger.
     4. Terms and Conditions.
     (a) Merger. At the Merger Effective Time, the Parties shall be merged.
     (b) Allocation and Vesting of Property. At the Merger Effective Time:
     (i) the Assets shall be allocated to and vested in the Operating Company without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or encumbrances thereon;
     (ii) upon the terms and subject to the conditions set forth in this Plan of Merger, and in accordance with the applicable provisions of this Plan of Merger and the TLLCA, at the Merger Effective Time, Properties LLC shall be merged with and into Retained Company, whereupon the separate existence of Properties LLC shall cease and Retained Company shall continue as the surviving limited liability company; and
     (iii) all assets of Pioneer USA that do not constitute Assets shall remain assets of Pioneer USA.
     (c) Allocation of Liabilities. At the Merger Effective Time:
     (i) all liabilities and obligations of Properties LLC of any kind or character (whether matured or unmatured, existing or inchoate, fixed or contingent) as in effect immediately prior to the Merger Effective Time, other than liabilities and obligations that constitute Assumed Liabilities, shall be allocated to and vested in Retained Company without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred;
     (ii) all liabilities and obligations of Pioneer USA or Properties LLC of any kind or character (whether matured or unmatured, existing or inchoate, fixed or contingent) that constitute Assumed Liabilities shall be allocated to and vested in the Operating Company without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred; and
     (iii) all liabilities and obligations of Pioneers USA that do not constitute Assumed Liabilities shall remain liabilities and obligations of Pioneer USA.
     (d) Merger Effective Time. The Merger shall be effected through the filing of articles of merger (the “Articles of Merger”) in the office of the Secretary of State of the State of Texas as provided in Article 5.04 of the TBCA and Article 10.03 of the TLLCA, and shall be effective upon the issuance of certificates of merger by the Secretary of State of the State of Texas (the “Merger Effective Time”).
     5. Conversion of Shares or Membership Interests.

     (a) The shares of capital stock or membership interests (as applicable) of each of the Surviving Parties in existence immediately prior to the Merger Effective Time shall remain unaffected and unimpaired by the Merger and shall not be converted into any other shares, membership interests, obligations, evidences of ownership, rights to purchase securities, or other securities of any other corporation or other entity, into cash or other property, or into any combination of the foregoing; and
     (b) At the Merger Effective Time, all of the membership interests in Properties LLC that are issued and outstanding immediately prior to the Merger Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto.
     6. Organizational Documents; Directors, Officers and Members.
     (a) The articles of incorporation or certificate of formation (as applicable) of each Surviving Party, as in effect immediately prior to the Merger Effective Time, shall thereafter continue in full force and effect as the articles of incorporation or certificate of formation (as applicable) of such Surviving Party, until amended as provided by law.
     (b) The bylaws or limited liability company agreement (as applicable) of each Surviving Party, as in effect immediately prior to the Merger Effective Time, shall thereafter continue in full force and effect as the bylaws or limited liability company agreement (as applicable) of such Surviving Party, until amended as provided by law or in accordance with their terms.
     (c) The directors and officers of the Surviving Party that is a corporation who are in office immediately prior to the Merger Effective Time shall thereafter continue to be the directors and officers of such Surviving Party, each to hold office in accordance with the articles of incorporation and bylaws of such Surviving Party. The members of each Surviving Party that is a limited liability company who serve in such capacity immediately prior to the Merger Effective Time shall thereafter continue to be the members of such Surviving Party, each to serve in such capacity in accordance with the certificate of formation and limited liability company agreement of such Surviving Party.
     7. Cooperation with Regard to Confirmatory Filings. As requested by any Party, each Party agrees to reasonably cooperate with such Party in connection with the execution, acknowledgement and recording of documents confirming and evidencing the allocation and vesting of all real property allocated to and vested in any Party pursuant to the preceding provisions. The Parties agree to file a notice of merger and a copy of the certificate of merger from the Secretary of State of the State of Texas evidencing the Merger in Midland, Reagan, Upton, Glasscock and Martin counties.
     8. No Representations and Warranties. Pioneer USA and Properties LLC make no representations or warranties whatsoever, and disclaim all liability and responsibility for any representation, warranty, statement, or information made or communicated (orally or in writing) to Operating Company (including any opinion, information, or advice which may have been provided to Operating Company by any Affiliate or Representative of Pioneer USA and

Properties LLC or by any investment bank or investment banking firm, any petroleum engineer or engineering firm, Pioneer USA’s and Properties LLC’s counsel, or any other agent, consultant, or representative). Without limiting the generality of the foregoing, Pioneer USA and Properties LLC expressly disclaim and negate any representation or warranty, express, implied, at common law, by statute, or otherwise relating to (a) the title to any of the Assets, (b) the condition of the assets of the Operating Company (including any implied or express warranty of merchantability, of fitness for a particular purpose, or of conformity to models or samples of materials), (c) any infringement by Pioneer USA and Properties LLC of any patent or proprietary right of any third party, (d) any information, data, or other materials (written or oral) furnished to Operating Company by or on behalf of Pioneer USA and Properties LLC (including in respect to geological and engineering data, the existence or extent of oil, gas, or the mineral reserves, the recoverability of such reserves, any product pricing assumptions, and the ability to sell oil or gas production after the Merger Effective Time), and (e) the environmental condition and other condition of the assets of the Operating Company and any potential liability arising from or related to such assets.
     9. Allocations and Adjustments. The following allocations and adjustments shall be made:
     (a) Notwithstanding the Merger Effective Time, Operating Company shall be entitled to all revenues, production, proceeds, income, and products from or attributable to the Assets on and after the Effective Time, and to all other income, proceeds, receipts, and credits earned with respect to the Assets on or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs attributable to the Assets and incurred on and after the Effective Time. Pioneer USA and Retained Company shall be entitled to all revenues, production, proceeds, income, accounts receivable, and products from or attributable to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs attributable to the Assets and incurred on or prior to the Effective Time. “Earned” and “incurred,” as used in this Plan of Merger, shall be interpreted in accordance with generally accepted accounting principles. For purposes of allocating revenues, production, proceeds, income, accounts receivable, and products under this Section, (i) liquid hydrocarbons produced into storage facilities will be deemed to be “from or attributable to” the Wellbores when they pass through the pipeline connecting into the storage facilities into which they are run, and (ii) gaseous hydrocarbons and liquid hydrocarbons produced into pipelines will be deemed to be “from or attributable to” the Wellbores when they pass through the delivery point sales meters on the pipelines through which they are transported. In order to accomplish the foregoing allocation of production, the parties shall rely upon gauging, metering, and strapping procedures conducted by Pioneer USA on or about the Effective Time to the extent possible, and, unless demonstrated to be inaccurate, shall utilize reasonable interpolating procedures to arrive at an allocation of production when exact gauging, metering, and strapping data is not available on hand as of the Effective Time. Ad valorem taxes for 2007 shall be prorated on a daily basis, with Operating Company liable for the portion allocated to the period on and after the Effective Time and Pioneer USA and Retained Company liable for the portion allocated to the period before the Effective Time. Proration of taxes shall be made on the basis of taxes assessed in the previous year, with a subsequent cash adjustment of such proration to be made between Pioneer USA and Retained Company and Operating Company when actual tax figures are available.

     (b) As soon as practicable after the Merger Effective Time, but no later than ninety (90) days following the Merger Effective Time, Pioneer USA (on behalf of itself and Retained Company) shall prepare and submit to Operating Company, a statement (the “Final Settlement Statement”) setting forth the calculations of the Upward Adjustment and the Downward Adjustment. On or before sixty (60) days after receipt of the Final Settlement Statement, Operating Company shall deliver to Pioneer USA a written report containing any changes that Operating Company proposes be made to the Final Settlement Statement. During this sixty (60) day period, Operating Company shall be given reasonable access to Pioneer USA’s books and records relating to the matters required to be accounted for in the Final Settlement Statement, permitted to review the working papers of Pioneer USA relating to the Final Settlement Statement, and given reasonable access to the employees of Pioneer USA primarily responsible for the preparation of the Final Settlement Statement. Pioneer USA (on behalf of itself and Retained Company) and Operating Company shall undertake to agree upon the Upward Adjustment and the Downward Adjustment no later than one hundred eighty (180) days after the Merger Effective Date. For those matters as to which Pioneer USA and Operating Company are unable to reach agreement by one hundred eighty (180) days after the Merger Effective Date, PricewaterhouseCoopers LLP shall determine the Upward Adjustment and Downward Adjustment in accordance with the terms and conditions set forth in this Plan of Merger. The decision of PricewaterhouseCoopers LLP shall be binding on Pioneer USA and Operating Company, and the fees and expenses of PricewaterhouseCoopers LLP shall be borne one-half (1/2) by Pioneer USA and Retained Company and one-half (1/2) by Operating Company. The date upon which PricewaterhouseCoopers LLP determines the Upward Adjustment and Downward Adjustment, as provided in the preceding sentence, shall be called the “Final Settlement Date.” If (a) the Upward Adjustment is more than the Downward Adjustment, Operating Company shall pay to Pioneer USA (on behalf of itself and Retained Company) the amount of the difference; or (b) the Downward Adjustment is more than the Upward Adjustment, Pioneer USA shall pay to Operating Company the amount of the difference. Such payment, together with interest at the Agreed Interest Rate from and including the Effective Time to and excluding the date of such payment, shall be made within five (5) Business Days after the Final Settlement Date by wire transfer to accounts specified by Pioneer USA or Operating Company, as appropriate.
     10. Limitation on allocation and vesting of Mineral Interests. With respect to each Wellbore, and subject to the remainder of this Section 10, the rights, titles, and interests in the Mineral Interests to be allocated to and vested in Operating Company shall be limited in duration to a term commencing on the Merger Effective Date and continuing for so long as Hydrocarbons are produced in Paying Quantities from the Assigned Depths in such Wellbore. If, at any time or times after the Merger Effective Date, the production of Hydrocarbons in Paying Quantities from the Assigned Depths in any Wellbore should cease from any cause, then Operating Company’s rights in the Mineral Interests applicable to such Wellbore shall nevertheless continue in force and effect if drilling or reworking operations in an attempt to restore production in Paying Quantities from the Assigned Depths in such Wellbore are commenced within sixty (60) days after such cessation of production, and remain in force and effect for so long as such drilling or reworking operations are diligently prosecuted with no cessation of more than thirty (30) consecutive days; and if such drilling or reworking operations result in the production of Hydrocarbons in Paying Quantities from the Assigned Depths in such Wellbore, then Operating Company’s rights in the Mineral Interests applicable to such Wellbore shall remain in force and effect for so long thereafter as such Hydrocarbons are produced in Paying Quantities. Further, if the interests in any Wellbore allocated to and vested in Operating Company on the Merger Effective Date include both one or more Mineral Interests and one or more Leases, then the Mineral Interest(s) applicable to such Wellbore shall remain in force and effect for so long as any Lease applicable to such Wellbore remains in force and effect or is renewed in such time and manner as to remain subject to the applicable operating agreement for such Wellbore.
     11. Miscellaneous.
     (a) Choice of Law. This Plan of Merger shall be subject to and governed by the laws of the State of Texas, excluding any conflicts-of-law rule or principle that might refer the construction or interpretation of this Plan of Merger to the laws of another state.
     (b) Notice. All notices, requests or consents provided for or permitted to be given pursuant to this Plan of Merger must be in writing and must be given by depositing same in the United States mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by telecopier or telegram to such Party. Notice given by personal delivery or mail shall be effective upon actual receipt. Notice given by telegram or telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a Party pursuant to this Plan of Merger shall be sent to or made to the attention of such Party at the address set forth below or at such other address as such Party may stipulate to the other Parties in the manner provided in this Section 11(b).
5205 N. O’Connor Blvd., Suite 200
Irving, Texas 75039
Phone: (972) 444-9001
Fax: (972) 969-3587
Attention: General Counsel
     (c) Entire Agreement. This Plan of Merger constitutes the entire agreement of the Parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.
     (d) Jurisdiction; Service of Process. Without limiting the Parties’ agreement to arbitrate in Section 11(o), any action or proceeding seeking a temporary or preliminary injunction to enforce any provision of, or based on any right arising out of, this Plan of Merger must be brought against any of the Parties in the courts of the State of Texas, County of Dallas, or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of Texas (Dallas Division), and each of the Parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) for such limited purpose in any such action or proceeding and waives any objection to venue laid therein for such limited purpose. Process in any action or proceeding referred to in the preceding sentence may be served on any Party anywhere in the world.

     (e) Further Action. In connection with this Plan of Merger and all transactions contemplated by this Plan of Merger, each Party agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Plan of Merger and all such transactions.
     (f) Binding Effect. This Plan of Merger shall be binding upon and inure to the benefit of the Parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns, as well as any Persons asserting rights or claims on behalf of any of the foregoing Persons.
     (g) Effect of Waiver or Consent. No waiver or consent, express or implied, by any Party to or of any breach or default by any Party in the performance by such Party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such Party of the same or any other obligations of such Party hereunder. Failure on the part of a Party to complain of any act of any Party or to declare any Party in default, irrespective of how long such failure continues, shall not constitute a waiver by such Party of its rights hereunder until the applicable statute of limitations period has run.
     (h) Counterparts. This Plan of Merger may be executed in counterparts, all of which together shall constitute an agreement binding on all the Parties hereto, notwithstanding that all such Parties are not signatories to the original or the same counterpart. Each Party shall become bound by this Plan of Merger immediately upon affixing its signature hereto.
     (i) Invalidity of Provisions. If any provision of this Plan of Merger or the application thereof to any Party or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Plan of Merger and the application of such provision to other Parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.
     (j) Assignment. No Party shall have the right to assign its rights or obligations under this Plan of Merger without the prior written consent of the other Parties; provided, however, a merger shall not be deemed to be an assignment and a transfer of the rights and an assumption of the obligations under this Plan of Merger; provided further, however, that the transfer of all or substantially all of the assets of a Party shall not be deemed an assignment of such rights or obligations of such Party to this Plan of Merger if the assignee assumes all of the obligations under this Plan of Merger.
     (k) Withholding or Granting of Consent. Each Party may, with respect to any consent or approval that it is entitled to grant pursuant to this Plan of Merger, grant or withhold such consent or approval in its sole and uncontrolled discretion, with or without cause, and subject to such conditions as it shall deem appropriate.
     (l) Direct or Indirect Action. Where any provision of this Plan of Merger refers to action to be taken by any Party, or which such Party is prohibited from taking, such provision shall be applicable whether such action is taken directly or indirectly by such Party, including actions taken by or on behalf of any Affiliate of such Party.

     (m) Laws and Regulations. Notwithstanding any provision of this Plan of Merger to the contrary, no Party shall be required to take any act, or fail to take any act, under this Plan of Merger if the effect thereof would be to cause such Party to be in violation of any applicable Legal Requirement.
     (n) No Recourse Against Officers, Directors, Managers or Employees. For the avoidance of doubt, the provisions of this Plan of Merger shall not give rise to any right of recourse against any officer, director, manager or employee of any Party or any officer, director, manager or employee of any Affiliate of any Party.
     (o) Arbitration. Any disputes under Section 9(b) shall be resolved as provided in that Section. Any other claim, counterclaim, demand, cause of action, dispute, or any other controversy arising out of or relating in any way to this Plan of Merger or to the subject matter of this Plan of Merger or to any relationship created thereby (each a “Dispute”) shall be resolved by binding arbitration. A Dispute must be resolved through arbitration regardless of whether the Dispute involves claims that this Plan of Merger is unlawful, unenforceable, void or voidable or involves claims sounding in tort, contract, statute or common law. This Section 11(o) shall be binding on and shall inure to the benefit of the Parties and their Affiliates. The validity, construction and interpretation of this Plan of Merger to arbitrate, and all other procedural aspects of the arbitration conducted pursuant hereto, shall be decided by the arbitral tribunal. Any arbitration under this Plan of Merger shall be administered by the AAA and conducted in accordance with the Rules of the AAA in existence at the time of the arbitration. In resolving any Dispute, the arbitral tribunal shall refer to the governing law as specified in Section 11(a) of this Plan of Merger. The arbitral tribunal shall not be empowered to award exemplary, punitive, indirect, consequential, remote, speculative, treble, multiple or special damages, and the Parties and their Affiliates waive any right they may have to recover such damages from one another. The arbitral tribunal shall not be empowered to decide any dispute ex aequo et bono or amiable compositeur. The seat (or legal place) and venue of the arbitration shall be in Dallas, Texas. The arbitration shall be conducted in the English language.
     The Dispute shall be decided by a panel of three neutral arbitrators. The claimant or claimants shall nominate an arbitrator at the time of service of a request for arbitration. The respondent or respondents shall nominate an arbitrator at the time of service of the response to the request for arbitration. If the claimant(s) or respondent(s) fail to appoint an arbitrator, then that arbitrator shall be appointed in accordance with the Rules. The two appointed arbitrators shall together agree upon a third arbitrator to recommend to the AAA to chair the arbitration. If the two party-appointed arbitrators are unable to agree upon an arbitrator within fifteen (15) days of the respondent’s appointment of an arbitrator, then the chairman shall be chosen according to the Rules. Notwithstanding the foregoing, if two or more respondents have interests with regard to a Dispute that are not completely common, then all arbitrators shall be appointed in accordance with the Rules and not by nomination or appointment by the Parties. Any arbitration award may be enforced by the courts sitting in Dallas, Texas or any other court of competent subject matter jurisdiction (including any jurisdiction in which a Party holds or keeps assets). Any action to challenge, vacate or set aside the award in whole or in part must be brought in the courts sitting in Dallas, Texas. The Parties and their Affiliates agree to waive any objections they may have to personal jurisdiction, venue or forum non-conveniens for any action brought to enforce the award in the courts sitting in Dallas, Texas or any other jurisdiction where a party against which enforcement of the award is sought holds or keeps assets.
     (p) Asset Records. For so long as Pioneer USA continues as operator of the Wellbores, Pioneer USA, shall retain custody of the Asset Records. After the Merger Effective Time, the Operating Company, at its expense, shall be entitled to obtain copies of such Asset Records as it may desire, at reasonable business hours and upon prior notice to Pioneer USA. Pioneer USA will give the Operating Company reasonable notice prior to destroying any of the Asset Records. If Pioneer USA resigns as operator of any Wellbore, or is no longer the operator for any reason, Pioneer USA shall promptly deliver the Asset Records attributable to such Wellbore to the Operating Company, unless (a) an Asset Record applicable to such Wellbore is also applicable to any other Wellbore or Excluded Asset, or (b) Pioneer USA is retaining an interest in such Wellbore, in which case Pioneer USA shall promptly deliver either the Asset Record or a copy thereof to the Operating Company at Pioneer USA’s option. Pioneer USA may, at its own expense, retain copies of all Asset Records delivered to the Operating Company. After the delivery of any Asset Record to the Operating Company, Pioneer USA, at Pioneer USA’s expense, shall be entitled to obtain from the Operating Company, at reasonable business hours and upon prior notice to the Operating Company, copies of such records as reasonable and necessary for tax purposes or in connection with any Proceeding or threatened Proceeding against Pioneer USA.
     (q) Federal Tax Treatment. The Parties intend that the transactions effected pursuant to this Plan of Merger shall be treated for federal income tax purposes (i) as to Properties LLC, as a complete liquidation of a wholly-owned subsidiary (Properties LLC) into its owner (Pioneer USA) pursuant to Sections 332, 334(b) and 337 of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) except to the extent provided in (i), as disregarded. With respect to Properties LLC, this Plan of Merger is intended to constitute a plan of complete liquidation in complete cancellation or redemption of all of its membership interests (treated as stock for federal income tax purposes) under Section 332 of the Code.
[Signature Page Follows]

     IN WITNESS WHEREOF, the Parties have caused this Plan of Merger to be executed and delivered as of the date first set forth above.

PIONEER NATURAL RESOURCES USA, INC.

By:

Name:	Richard P. Dealy
Title:	Executive Vice President

PIONEER SOUTHWEST ENERGY PARTNERS USA LLC

By Pioneer Natural Resources USA, Inc.,
Its sole member

By:

Name:	Richard P. Dealy
Title:	Executive Vice President

PIONEER RETAINED PROPERTIES COMPANY LLC

By Pioneer Natural Resources USA, Inc.,
Its sole member

By:

Name:	Richard P. Dealy
Title:	Executive Vice President

PIONEER LIMITED NATURAL RESOURCES PROPERTIES LLC

By Pioneer Natural Resources USA, Inc.,
Its sole member

By:

Name:	Richard P. Dealy
Title:	Executive Vice President
[Signature Page — Plan of Merger]